Exhibit 10.1

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT 10.1 BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICLY DISCLOSED. SUCH REDACTED INFORMATION WILL BE PROVIDED ON A SUPPLEMENTAL BASIS TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST

LICENSE AGREEMENT

This License Agreement (the "Agreement") is made as of September 14, 2021 (the "Effective Date") by and between Whipshots, LLC, a Wyoming limited liability company with offices located at 250 26th St., Suite 200, Santa Monica, CA 90402, email: [REDACTED] ("Licensee") and Washpoppin Inc., a New York corporation with offices c/o LaPolt Law, P.C., 9000 Sunset Blvd., Suite 800, West Hollywood, CA 90069, email: [REDACTED] ("Licensor").

WHEREAS, Licensor is the sole and exclusive owner of the property or properties pertaining to the recording artist professionally known as “Cardi B” (“Artist”), identified more fully in Schedule A attached hereto (the "Likeness");

WHEREAS, Licensor is the sole and exclusive owner of the Licensed Trademarks pertaining to the Artist, identified more fully in Schedule A attached hereto (the "Licensed Trademarks" and together with the Likeness, the "Licensed Property");

WHEREAS, Licensor has the power and authority to grant to Licensee the license to use the Licensed Property in connection with the manufacture, marketing, promotion, advertising, distribution, and sale of those types of products identified in Schedule A attached (the "Licensed Products");

WHEREAS, Licensee has represented that it has the ability to manufacture, market, promote, and distribute the Licensed Products in the channels of distribution (the "Distribution Channels") and within the territory set forth on Schedule A attached hereto (the "Territory"), and desires to use the Licensed Property on, as an endorsement of, or in association with the Licensed Products;

WHEREAS, Licensee desires to obtain from Licensor an exclusive license to use the Licensed Property on or in association with the Licensed Products; and

WHEREAS, both Licensee and Licensor are in agreement with respect to the terms and conditions upon which Licensee shall use the Licensed Property in association with the Licensed Products;

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1.    License Grant.

1.1.    Licensor hereby grants to Licensee, for the Term of this Agreement, the non-transferable and non-assignable (except as set forth in Section 17.7, below) right and license to use the Licensed Property solely in connection with the manufacture, promotion, marketing, advertising, distribution and sale of the Licensed Products in the Distribution Channels within the Territory, or cause third parties to do same on its behalf. Licensee shall be solely responsible for retaining a public relations (“PR”) agency to manage all PR associated with the Licensed Products. It is understood and agreed that this license shall pertain only to the Licensed Products and does not extend to any other product or service without Licensor's prior written approval (which may be withheld in Licensor’s sole discretion). Licensor acknowledges and agrees that the promotion, marketing, advertising, distribution and sale of the Licensed Products (and therefore use of the Licensed Property) may occur in any formats, platforms, or media, now known or hereafter developed, including without limitation, in or on television, e-commerce sites, print, outdoor billboards, internet/digital advertising, social media, brochures and press kits, trade and sales materials, in-store, point of sale, and promotional merchandising.

1.2.    Licensee shall not make or authorize any use, direct or indirect, of the Licensed Products, like or similar, in any channel of distribution outside the Distribution Channels, or in any country outside the Territory and will not sell the Licensed Products to persons who Licensee knows or has reason to know intends to or is likely to resell them outside the permitted Distribution Channels and/or Territory.

1.3.    Licensee shall have no obligation to use or otherwise exploit the Licensed Property in any respect and the extent of any usage of the Licensed Property by Licensee, if any, shall be in Licensee's sole discretion, subject to Licensee's payment of the Guaranteed Minimum Royalty set forth on Schedule A attached hereto, if any.

1.4.    Licensee shall have the right to publicly identify Artist as an equity owner in Licensee for so long as Artist owns any direct or indirect ownership interest in Licensee, and to make additional public announcements regarding Artist’s relationship with Licensee as mutually agreed by the parties.

1.5.    During the Term, and for a one (1) year period thereafter, the license granted in this Agreement shall be exclusive (even as to Licensor) solely with respect to alcohol-infused dessert products. During such period, Artist shall not (a) authorize or permit the use of the Licensed Property, nor will Artist render any services, to any Competitor; or (b) own, manage, operate, control or participate in the ownership, management, operation or control of, any Competitor. For the avoidance of doubt, the license granted in this Agreement shall not preclude Licensor from entering into other beer, wine, or spirits initiatives not involving alcohol-infused dessert products. As used in this Agreement, “Competitor” means any Person (other than Licensee, and its Affiliates) engaged, in whole or in part, in the manufacture, sale, or distribution of alcohol-infused dessert products; and "Person" means any individual, general partnership, limited partnership, corporation, joint venture, trust, business trust, limited liability company, cooperative or association; and “Affiliate” means a Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Person in question and any officer, director, general partner, trustee, employee, limited partner or member of the Person in question or such other Person, whereby “control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

1.6.    Licensee shall not, directly or indirectly use or exploit, or authorize any Person to use or exploit, the Licensed Property, or endorse (or comment on or review in a manner that could reasonably appear to be an endorsement) or act as an ambassador, influencer, representative, or spokesperson for (or for the promotion of) any product, service, brand, or Person, in any manner that a reasonable person would consider to: (i) be pornographic, illegal, racist, libelous, or defamatory; (ii) constitute hate speech; or (iii) promote pornography, the use of illegal substances, illegal activity, illegal products or services, racism, sexual harassment or other types of harassment, abusive conduct, hate, fraud, or pyramid schemes. Without limiting the foregoing, Licensee shall not publish, or communicate to any Person or in any public forum, any defamatory, negative, critical or disparaging remarks, comments, or statements concerning Artist, Licensor, or any of its Affiliates or their respective businesses, products, services or brands, or any of their respective employees, officers, directors or shareholders and their existing and prospective customers, suppliers, investors, and other associated third parties.

2.    Approvals. In addition to any other approval rights set forth herein, Licensor shall have the right to pre-approve all uses by Licensee of the Licensed Property, or any materials or content referencing or incorporating the Licensed Property, including, without limitation, as used in packaging, marketing materials and messaging, photographs, videos, cross-promotions, co-promotions, testimonials, and logos. Licensor shall also have prior approval over all uses of the Licensed Properties in press releases and any social media posts made by Licensee and, for clarity, shall have the right to pre-approve the media outlets over which any of Artist’s quotes are distributed. Further, Licensee shall consult with Licensor in connection with its marketing plan for the Licensed Products and planned exploitation of approved uses of the Licensed Property, or materials or content that incorporate the Licensed Properties. Other than pursuant to Section 17.7, below, Licensee shall have no right to pass through rights granted in the Licensed Properties to third parties (including retailers) without Licensor’s prior written approval. Licensee shall provide Licensor with a sample of all publicity, press releases, marketing materials, advertising, or promotions that use or exploit the Licensed Property prior to their public dissemination, and Licensor shall have the right to approve or disapprove of the same. Licensor shall use reasonable efforts to respond within a reasonable time, and in any case shall respond within ten (10) days of receipt of any such samples. In the event that Licensor fails to respond to any submission within ten (10) days of receipt thereof, then any samples so delivered by Licensee shall be deemed to have been approved by Licensor. In the event that Licensor disapproves any samples or otherwise rejects any submission for approval, it shall, within such ten (10) day period provide the reasons for disapproval or rejection and suggest changes. Licensee shall cooperate with Licensor to make any modifications or adjustments in response to Licensor’s objections and re-submit the applicable sample for Licensor’s approval.

3.    Licensor Obligations.

3.1.    Subject to the terms of this Agreement, Licensor shall cause Artist to render the services set forth in Schedule B, attached hereto and incorporated herein by this reference.

3.2.    During the Term, Licensor shall not, directly or indirectly (including through Artist or any other brand) use or exploit or authorize any Person to use or exploit the Licensed Property, or endorse (or comment on or review in a manner that could reasonably appear to be an endorsement) or act as an ambassador, influencer, representative, or spokesperson for (or for the promotion of) any product, service, brand, or Person, in any manner that a reasonable person would consider to (i) be pornographic, illegal, racist, libelous, or defamatory; (ii) constitute hate speech; or (iii) promote pornography, the use of illegal substances, illegal activity, illegal products or services, racism, sexual harassment or other types of harassment, abusive conduct, hate, fraud, or pyramid schemes. Without limiting the foregoing, Artist shall not during the Term publish or communicate to any Person or in any public forum, any defamatory, negative, critical or disparaging remarks, comments, or statements concerning Licensee or any of its Affiliates or their respective businesses, products, services or brands. Notwithstanding the foregoing, Licensee acknowledges that Licensee understands the “nature” of Artist’s behavior, and that such behavior shall be considered of the quality and nature found acceptable and shall not be considered moral turpitude or otherwise constitute a breach of this paragraph. Licensee hereby acknowledges that as of the Effective Date, Artist is not in breach of this paragraph.

3.3.    To the fullest extent allowable under any applicable law and effective as of the Effective Date, Licensor hereby irrevocably waives any and all moral rights, rights of privacy, rights of publicity, publicity rights, personality rights or other rights Licensor may have in connection with the Licensed Property in any jurisdiction solely as such rights relate to the use of the Licensed Property by or for Licensee in accordance with the terms and conditions of this Agreement.

4.    Term of the Agreement. This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the Effective Date and shall extend for a term as recited in Schedule A attached hereto (the "Term").

5.    Compensation.

5.1.    In consideration for the licenses granted hereunder, Licensee agrees to pay to Licensor a royalty in the amount recited in Schedule A attached hereto (the "Royalty").

5.2.    Further, Licensor (or an Affiliate of Licensor) will be granted certain Class A Units (as defined in Licensee’s operating agreement) pursuant to the terms set forth in that certain Unit Grant Agreement executed contemporaneously with this Agreement and effective as of the Effective Date.

5.3.    In consideration for the Services Days (as defined in Schedule B) to be completed by Licensor, Licensee shall pay Licensor a glam fee, in the amount recited in Schedule B (the "Glam Fee"). Additionally, Licensee shall be responsible for Licensor’s (and Licensor’s guests) travel accommodations as specified in Schedule B.

5.4.    Licensee shall not have the right to sub-license the use of the Licensed Property to third parties except as mutually agreed; provided, that Licensor acknowledges that Licensee may authorize third-parties to use the Licensed Property solely as necessary to perform Licensee’s obligations hereunder (e.g., in connection with the production of marketing materials, packaging, and manufacturing the Licensed Product).

5.5.    The Royalty owed Licensor shall be calculated on a quarterly calendar basis (the "Royalty Period") and shall be payable no later than ten (10) business days after the end of the preceding full calendar quarter, i.e., commencing on the first (1st) day of January, April, July and October with the exception of the first and last calendar quarters which may be "short" depending upon the effective date of this Agreement.

5.6.    With each Royalty Payment, Licensee shall provide Licensor with a written royalty statement reciting on a country-by-country basis, as reasonably available with Licensor acknowledging that Licensed Product sold via third-party distributors may be difficult to track on a country-by-country basis and that not all of the following information may be reasonably available to Licensee, the following information: the specific name and type of Licensed Product, number of units sold, quantity of units shipped, gross sales, amount billed customers less discounts, allowances, and returns, sales territory (if applicable), and store/retailer (if applicable). Each royalty statement shall include a computation of the Royalty payable to Licensor for the applicable Royalty Period (including Licensee’s calculation of Net Sales. Such statements shall be furnished to Licensor whether or not any Licensed Products were sold during the Royalty Period.

5.7.    Licensee agrees to pay to Licensor the Guaranteed Minimum Royalty. As recited in Schedule A, a portion of the Guaranteed Minimum Royalty shall be payable as an Advance against royalties (the "Advance"). The actual royalty payments shall be net of the amount of all Guaranteed Minimum Royalty payments including any Advances previously made.

5.8.    "Net Sales" shall mean Licensee's gross sales (i.e., the gross invoice amount billed to customers) of Licensed Products, less discounts, and allowances actually shown on the invoice and, further, less any actual and documented cash discounts, quantity discounts and freight discounts, actual returns or credits, uncollectible accounts, reimbursements, or actual, reasonable allowances made by Licensee to Licensee's customers in lieu of actual returns (collectively, the “Permitted Deductions”), the aggregate of such Permitted Deductions not to exceed [REDACTED] percent ([REDACTED]%) of gross sales during any Royalty Period. No other costs incurred in the manufacturing, selling, advertising, and distribution of the Licensed Products shall be deducted.

5.9.    The Royalty obligation shall accrue upon the sale of the Licensed Products regardless of the time of collection by Licensee. For purposes of this Agreement, a Licensed Product shall be considered "sold" upon the date when such Licensed Product is billed, invoiced, shipped, or paid for, whichever event occurs first.

5.10.    If Licensee sells any Licensed Products to any Licensee Affiliate, at a price less than the regular price charged to other parties, the Royalty payable to Licensor shall be computed on the basis of the regular price charged to other parties.

5.11.    The receipt or acceptance by Licensor of any royalty statement, or the receipt or acceptance of any royalty payment made, shall not prevent Licensor from subsequently challenging the validity or accuracy of such statement or payment; provided, any such challenge is raised within two (2) years of the receipt of the applicable royalty statement.

5.12.    Licensee's obligations for the payment of the Royalty and the Guaranteed Minimum Royalty shall survive expiration or termination of this Agreement, except as set forth in Section 12, below.

5.13.    All payments due hereunder shall be made in United States currency drawn on a United States bank, unless otherwise specified between the parties.

5.14.    Late payments shall incur interest at the rate equal to three percent (3%) per annum calculated pro rata on a daily basis, but not to exceed the maximum rate allowed by law.

5.15.    Licensor will be solely responsible for withholding and paying any and all federal, state and local taxes, including but not limited to payroll, unemployment, social security and income taxes and any other payments which may be owed by Licensor as a result of or in connection with payments made by Licensee to Licensor under this Agreement. Licensee shall be solely responsible for any taxes related to its business operations or sale of the Licensed Products.

6.    Quality Control and Samples.

6.1.    The Licenses granted hereunder are conditioned upon Licensee's compliance with the marking provisions of the Trademark, patent, and copyright laws of the United States and other countries in the Territory; provided, that Licensor acknowledges that de minimis compliance failures shall not be deemed a breach of this Agreement or impact the Licenses granted hereunder.

6.2.    The Licensed Products, as well as all promotional, packaging and advertising material relative thereto, shall include all appropriate legal notices as required by regulation/law.

6.3.    The Licensed Products shall be of a high quality which is at least equal to comparable products manufactured and marketed by Licensee in line with all industry standards. If the quality of any Licensed Product falls below such quality standard, Licensee shall use commercially reasonable efforts to restore such quality.

6.4.    Prior to the commencement of manufacture and sale of the Licensed Products in any portion of the Territory, Licensee shall certify and confirm that the Licensed Products have no toxic substances and will be manufactured in accordance with all applicable local laws and regulations (including but not limited to those respecting product liability and applicable consumer safety) for all jurisdictions in which the Licensed Product is to be distributed and sold. The Licensee agrees to permit Licensor or its representative to inspect the facilities where the Licensed Products are being manufactured and packaged during Licensee's regular business hours, and no more than twice per contract period.

6.5.    Promptly following the completion of the initial manufacture of the Licensed Products (and thereafter upon Licensor’s reasonable request), Licensee shall send twenty (20) samples of each Licensed Product to Licensor.

7.    Purchases by Licensor. Subject to availability, Licensee shall provide Licensor with no less than $5,000 (at retail price) worth of each release of Licensed Product, in an assortment selected by Artist. Licensor shall also be entitled to purchase the Licensed Products from Licensee in quantities and prices agreed to between the parties in writing. Such purchases by Licensor shall be subject to the following terms of purchase.

7.1.    Each order shall specify the quantity and type or model of Licensed Products to be shipped, the desired method of shipment, and the delivery site.

7.2.    Notwithstanding anything in this Agreement to the contrary, Licensee shall not be obligated or required to deliver to Licensor more than a commercially reasonable volume of Licensed Products in any one calendar month, based on Licensor's previous purchasing history (the “Standard Volume”). To the extent orders for delivery in any one month exceed such Standard Volume, Licensee may, in its sole discretion, choose to fulfill such excess units; provided that the time to deliver any excess units shall be extended by one calendar month.

7.3.    Purchases of Licensed Products by Licensor from Licensee shall not bear royalties.

7.4.    Unless otherwise agreed to by Licensee, payment of the purchase price for Licensed Products ordered by Licensor shall be made within thirty (30) days from the date and receipt of the invoice. Invoices shall be dated from the date that inventory is ready for transfer to the control of Licensor or Licensor's shipping agents or other designees.

7.5.    Risk of loss or damage in transit shall pass to Licensor upon Licensor's acceptance of the Licensed Products at the place of delivery. If Licensor causes or requests a delay in shipment without any intervening or superseding fault or negligence of Licensee, risk of loss shall be deemed to have passed as of the date Licensee notifies Licensor of its readiness for shipment. If Licensee incurs storage costs and expenses because of a delay in shipment solely as described in the immediately preceding sentence of this Section, such costs, including any insurance requested by Licensor, shall be paid by Licensor and included in Licensee's invoice to Licensor or separately billed.

8.    Audit.

8.1.    During the Term and for one (1) year thereafter, Licensor shall have the right, upon at least ten (10) business days written notice to Licensee and no more than once per calendar year, to inspect Licensee's books and records in the possession of or under the control of Licensee solely with respect to the calculation of the Royalty, during Licensee's regular business hours and without any unreasonable disruption of Licensee’s business, and at the place or places where such records are normally retained by Licensee. While on Licensee’s premises, Licensor (or its qualified third-party auditor) shall at all times comply with Licensee’s rules, regulations, and policies, including security requirements, and shall be subject to supervision by Licensee’s personnel. The on-premises portion of any audit shall be limited to ten (10) business days; provided that during such period Licensee has provided all records necessary to verify the calculation of the Royalty. Any third party auditors retained by Licensor shall be reputable, independent accounting or auditing firms. No audit may cover any period covered by a previous audit or cover a period spanning more than two (2) years prior to commencement of the audit. Licensor shall be permitted to make copies of the books and records made available to it and extracts therefrom. The results and proceeds of any audit shall be provided to Licensee and deemed Licensee's confidential information to be used only in Licensor's efforts to enforce compliance with the Agreement.

8.2.    Any claim with respect to an audit must be made within nine (9) months following the date Licensor (or its third-party auditor) had been provided access to the information necessary to confirm the accuracy of the calculation of the Royalty. In the event that an audit reveals a discrepancy in the amount of Royalty owed Licensor from what was actually paid, Licensee shall pay such discrepancy, plus interest, calculated at the rate equal [REDACTED] PERCENT ([REDACTED]%) per annum calculated pro rata on a daily basis, but not to exceed the maximum rate allowed by law. In the event that such discrepancy is in excess of [REDACTED] UNITED STATES DOLLARS ($[REDACTED]), Licensee shall also reimburse Licensor for the actual, reasonable, and documented costs of such audit.

8.3.    All books and records relative to Licensee's calculation of the Royalty hereunder shall be maintained and kept accessible and available to Licensor for inspection for at least one (1) year after expiration or termination of this Agreement.

9.    Intellectual Property.

9.1.    It is understood and agreed that Licensor shall retain all right, title and interest in the original Licensed Property as well as in any pre-approved modifications or pre-approved improvements made to the Licensed Property by Licensee (all such modifications and improvements, and any other intellectual property created or commissioned by Licensee and utilizing in any manner the Licensed Property, are hereby assigned to Licensor and may be freely exploited with no obligation to Licensee, subject only to the exclusivity provisions hereof). For the avoidance of doubt, Licensee agrees not to assert any right or interest in any of the Licensed Property except as expressly provided for by this Agreement.

9.2.    The parties agree to execute any documents reasonably requested by the other party to effect any of the above provisions.

9.3.    Licensee acknowledges Licensor's exclusive rights in the Licensed Property and, further, acknowledges that the Licensed Property is unique and original to Licensor and that Licensor is the owner thereof. Licensee shall not, at any time during or after the effective Term of the Agreement, dispute or contest, directly or indirectly, Licensor's exclusive right and title to the Licensed Property or the validity thereof.

9.4.    Licensee agrees that its use of the Licensed Property inures to the benefit of Licensor and that the Licensee shall not acquire any rights in the Licensed Property and/or the Trademark.

9.5.    Licensee recognizes the value of the goodwill associated with the Licensed Property. Licensee acknowledges that the Licensed Property and all rights therein including the goodwill pertaining thereto, belong exclusively to Licensor.

9.6.    Licensee shall use the appropriate statutory symbol for a registered mark or the common law symbol for an unregistered mark, as the case may be, with all uses of the Licensed Trademarks in the Licensed Property.  Licensee shall not register, without the express written permission of Licensor, any marks, words, symbols, phrases, designs, trademarks, trade names, slogans, labels, copyrights, emblems, insignia, packages, logos, domain names, corporate names or any other trade identifying symbols that are confusingly similar to any of the same in the Licensed Property anywhere in the world.

9.7.    Upon becoming aware thereof, Licensee shall promptly notify Licensor in writing of any: (i) infringing or unlawful use or proposed use by another person or entity of any part of the Licensed Property in violation of the rights granted under this Agreement; or (ii) claim by a third party that the Licensed Property or the use thereof infringes the rights of a third party, regardless of whether such claim has become the subject of a legal proceeding. Licensor shall have the sole right to determine whether or not any action shall be taken on account of any such infringement described in (i) and (ii) above, and shall have sole discretion in the accommodation or settlement of any controversies relating thereto and Licensor, if it so desires, may commence or prosecute any claims or suits in its own name. Licensee may only institute a suit or take any action with respect to any such infringement or imitation with the prior written consent of Licensor, and such suit or action shall be at Licensee’s sole expense and Licensee shall have the right to collect and retain any proceeds of any settlement or judgment therefrom solely which directly arise out of Licensee‘s having suffered damages or losses solely on account of such infringement. If an action is commenced by Licensor in Licensor’s name, in Licensee’s name or in the name of Licensor and Licensee, Licensor shall bear all expenses associated with such action taken by Licensor and Licensor shall have the right to collect any proceeds of any settlement or judgment therefrom.

9.8.    Licensee IP. For the avoidance of doubt, Licensor shall acquire no right, title, license, or other interest in or to any intellectual property related to or otherwise created by or on behalf of Licensee (including for clarity by Licensor) in connection with the Licensed Products (excluding the Licensed Property), including without limitation any patents, service marks, trademarks, trade secrets, product formulas, trade dress and/or copyrights owned by Licensee (“Licensee IP”). All rights to such Licensee IP shall be and remain solely those of Licensee. It is understood and agreed that Licensee shall retain all right, title and interest in the original Licensed Products, including in any intellectual property created for the Licensed Products by or on behalf of Licensor and actually utilized by Licensee, such as slogans, that utilizes or references in any manner the Licensed Property, and that all such intellectual property is hereby assigned to Licensee and may be freely exploited with no obligation to Licensor.

9.9.    Reservation of Rights. All rights which are not specifically granted and licensed to Licensee hereunder are hereby reserved by Licensor, and Licensor may exercise such rights at any time without any liability or obligation to Licensee.

10.    Confidentiality.

10.1.    Either party may (as the "Disclosing Party") from time to time during the Term of this Agreement, make available to other party (as the "Receiving Party") materials and information, including, but not limited to, financial information and creative content including, but not limited to, style guides and licensing manuals, any information regarding Artist and Artist’s personal and professional matters, and other information, all of which is non-public, confidential or proprietary to the Disclosing Party. Such materials, information and the terms and conditions of the License and this Agreement, which is confidential between Licensee and Licensor, will be collectively referred to herein as the “Proprietary Material.”

10.2.    The Receiving Party shall not disclose the Proprietary Material to third-parties (excluding the Receiving Party’s professional advisors) or use the Proprietary Material for any purpose other than in connection with its duties and obligations as set forth in this Agreement. The Receiving Party will ensure that the Proprietary Material will be kept confidential by the Receiving Party and its directors, officers, employees, agents, distributors, designers supplier/subcontractors, Affiliates, subsidiaries, capital sources, attorneys, investors and representatives (collectively “Representatives”), and that all such Representatives shall be made aware of the confidential nature of the Proprietary Material.

10.3.    In the event Receiving Party is requested or required (by oral question, interrogatories, subpoena, civil investigative demand or similar process) to disclose any of the Proprietary Material, the Receiving Party will promptly notify the Disclosing party of such request or requirement and cooperate with the Disclosing Party so that the Disclosing Party may seek an appropriate protective order or otherwise seek appropriate protection of the Proprietary Material. In the event that such protection is not obtained or that the Disclosing Party waives compliance, the Receiving Party shall furnish only that portion of the Proprietary Material which is legally required to be furnished.

10.4.    Immediately upon the expiration or termination of this Agreement, or within ten (10) days from the date of the Disclosing Party's prior written request, Receiving Party will return to the Disclosing Party, or destroy at the Disclosing Party's request, all Proprietary Material and all copies of the Proprietary Material produced by Receiving Party or its Representatives or any notes, analysis or other materials prepared or produced by Receiving Party or its Representatives.

10.5.    Anything in this Agreement to the contrary notwithstanding, unless mandated by law or a governmental agency, both parties will keep all terms and conditions of this Agreement confidential both during and after the Term of the Agreement.

11.    Termination. The following termination rights are in addition to the termination rights provided elsewhere in the Agreement:

11.1.    Immediate Right of Termination. Licensor shall have the right to immediately terminate this Agreement by giving written notice to Licensee in the event that Licensee does any of the following:

11.1.1.    is unable to pay its debts when due, or files a petition in bankruptcy or is adjudicated a bankrupt or insolvent, or makes an assignment for the benefit of creditors, or an arrangement pursuant to any bankruptcy law, or if the Licensee discontinues its business or a receiver is appointed for the Licensee or for the Licensee's business and such receiver is not discharged within thirty (30) days; or

11.1.2.    breaches any of the provisions of this Agreement relating to the unauthorized assertion of rights in the Licensed Property.

11.2.    Immediate Right to Terminate a Portion. Licensor shall have the right to immediately terminate the portion(s) of the Agreement relating to any specific Licensed Property and/or Licensed Product(s) and/or for any country in the Territory if Licensee, after the commencement of manufacture and sale of a particular Licensed Product in a particular country, ceases to sell commercial quantities of such Licensed Product in such country for three (3) consecutive Royalty Periods.

11.3.    Right to Terminate on Notice.

11.3.1.    Licensee and Licensor shall each have the right to terminate this Agreement upon written notice to the other party in the event that: (i) the other party (A) breaches any of the material provisions of this Agreement, and fails to cure any such breach that is capable of being cured within thirty (30) days (fifteen (15) days in the case of non-payment of any monies due hereunder) after such other party’s receipt of written notice specifying the nature of such breach, (B) engages in fraud, or other gross negligence or willful misconduct in connection with its obligations under this Agreement; or (ii) the operating agreement of Licensee is terminated for any reason or upon the voluntary or involuntary liquidation, dissolution or winding up of Licensee.

11.3.2.    Further, each party (the “Affected Party”) shall have the right to terminate this Agreement upon written notice to the other party in the event that (i) such other party (or, in the case of Licensee being the Affected Party, Artist) engages in conduct that results in demonstrable damage to the business or reputation of the Affected Party, and fails to cure any such matter that is capable of being cured within thirty (30) days after the Affected Party notifies the other party in writing of such conduct; (ii) Licensee, Licensor or Artist is convicted of any crime which is a felony or any crime involving embezzlement or dishonesty; or (iii) Artist is unable to perform, after reasonable accommodations have been made, the services described on Schedule B in accordance with the terms of this Agreement, whether by reason of death, disability, incapacitation or any other reason that prevents Licensor from being able to cause Artist to provide the services.

12.    Post Termination Rights.

12.1.    Upon expiration or termination of this Agreement, Licensee (i) shall promptly pay Licensor for all accrued Royalties due and payable under this Agreement and, thereafter, Licensee shall have no further payment obligations hereunder, and (ii) will immediately cease using the Licensed Property for any purpose (other than as expressly permitted herein); provided, that Licensee shall have no obligation to remove any materials containing the Licensed Property from Licensee’s social media accounts; provided, that Licensee may not re-post, re-share, pin, highlight, or otherwise use the Posts beyond the Term.

12.2.    Upon the expiration or termination of this Agreement, all of the rights of Licensee under this Agreement shall forthwith terminate and immediately revert to Licensor and Licensee shall, subject to the provisions of this Agreement, immediately discontinue all use of the Licensed Property and the like, at no cost whatsoever to Licensor.

13.    Warranties and Obligations.

13.1.    Each party warrants and represents to the other that: (1) it has the full power and authority to enter into the Agreement; (2) the execution of the Agreement and the performance of its obligations under the Agreement do not and will not violate any other agreement to which it is a party; (3) the Agreement constitutes a legal, valid and binding obligation when executed and delivered; and (4) any and all activities it undertakes in connection with the Agreement will be performed in compliance with applicable laws, rules and regulations.

13.2.    Licensor warrants and represents that: (1) it has secured all necessary rights, title, and interest in and to Licensed Property in order to make the grants in the Agreement; and (2) to the best of its knowledge, any exploitation by Licensee of the Licensed Property as authorized by the Agreement does not and will not infringe, violate, or misappropriate any third-party proprietary rights.

13.3.    Licensee represents and warrants that: (1) it will use commercially reasonable efforts to promote, market, sell and distribute the Licensed Products; (2) its products will be manufactured, packaged, sold, distributed, advertised and exploited in accordance with all applicable laws, statutes, regulations, orders and ordinances; (3) Licensee’s exercise of its rights hereunder will not involve any unauthorized use of, infringement of, or misappropriation of any intellectual property right (including, but without limitation, any copyright, patent, trademark, or other intellectual property right) by Licensee in connection with the Licensed Products and permitted uses hereunder (except for claims that the underlying Licensed Property infringes any copyright, patent, or trademark).

13.4.    Licensee shall be solely responsible for the manufacture, production, sale and distribution of the Licensed Products and will bear all related costs associated therewith.

14.    Indemnity.

14.1.    Licensee agrees to defend, indemnify, and hold harmless Licensor, its controlled Affiliates, and each of their respective current and future officers, directors, shareholders, members, agents, representatives, and employees (each an "Indemnified Party"), from and against all costs, expenses, losses, damages, claims, suits, actions, and judgments, including actual, reasonable, and documented outside attorneys' fees, arising out of claims, suits or actions brought by third parties (collectively, "Claims") arising out of or connected with: (1) any breach of the Agreement (including any representations, warranties or agreements set forth herein) by Licensee or any person or entity acting on behalf of Licensee; and/or (2) any third party claims against Licensor based on the development, manufacture, promotion, sale, or distribution of the Licensed Products by Licensee including, but not limited to, actions founded on product liability, but excluding any claims based solely on materials provided by Licensor to Licensee as part of the Licensed Property.

14.2.    Licensor agrees to indemnify and hold harmless Licensee and its Indemnified Parties against all Claims arising out of or connected with: (1) any breach of the Agreement (including any representations, warranties, or agreements set forth herein) by Licensor or any person or entity acting on behalf of Licensor; and/or (2) any infringement of any third-party property right based on materials provided by Licensor to Licensee as part of the Licensed Property.

15.    Insurance. Licensee shall, throughout the Term of the Agreement, obtain and maintain at its own cost and expense from a qualified insurance company licensed to do business in California, standard Commercial General Liability Insurance naming Licensor and Artist as additional named insureds. Such policy shall provide protection against any and all claims, demands and causes of action arising out of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof. The amount of coverage shall be as specified in Schedule A attached hereto. Licensee shall provide ten (10) days-notice to Licensor by Registered or Certified Mail, return receipt requested, in the event of any modification, cancellation or termination thereof. Licensee agrees to furnish Licensor a certificate of insurance evidencing same within thirty (30) days after the Effective Date and, in no event, shall Licensee manufacture, distribute or sell the Licensed Products prior to receipt by Licensor of such evidence of insurance.

16.    Press Release. Subject to Licensor’s prior approval, including as to the timing thereof, the parties shall issue a press release prepared by Licensee (but which shall reflect Licensor’s input) announcing Artist’s endorsement and other association with the Licensed Products.

17.    General.

17.1.    Force Majeure. Neither party shall have any liability for or obligation to the other with respect to its partial or total inability or failure to perform any or all of its obligations or exercise any of its rights under this Agreement, if such failure to perform or exercise are materially interfered with, or postponed, by reason of any cause or occurrence beyond the reasonable control of such party, including, without limitation, any act of God, fire, flood, inclement weather, pandemic or national health emergency, earthquake, explosion, accident, war, act of a public enemy, including but not limited to terrorist activities, civil disturbance, labor dispute (or threatened dispute), strike, lockout or new enactment of law. Such failure shall not be deemed a breach of this Agreement (upon written notice from the affected party) and the term of the Agreement shall be extended accordingly; provided, however, either party shall have the right to terminate this Agreement without any liability to the other party in the event any Force Majeure occurrence that results in an inability or failure to perform any or all material obligations continues in excess of six (6) months. For the avoidance of doubt, a Force Majeure occurrence under this section shall suspend Licensee of its duty to provide royalty statements and the associated Royalty payment to Licensor.

17.2.    Notices. All notices, reports or approvals permitted or required under this Agreement shall be in writing (including e-mail communication) and addressed to the other party at the address or email set forth at the top of this Agreement (or to such other address or email as either party may specify in writing in accordance with this Section 17.2). All notices (excluding legal notices), reports or approvals may be emailed. All notices may, and legal notices must be, delivered by personal delivery, by certified or registered mail, return receipt requested, or by nationally recognized overnight courier and shall be deemed given upon personal delivery, five (5) days after deposit in certified or registered mail, or one (1) day after deposit to an overnight courier. Notices shall be sent to the specific authorized designated recipient communicated by either party in writing. .

17.3.    Counterparts. This Agreement may be signed in one or more counterparts (including by facsimile or email attachment), each of which shall be deemed an original, but all of which shall constitute the same instrument.

17.4.    Waiver. The failure of either party to insist upon strict performance of any one or more of the terms and provisions of this Agreement shall not be construed as a waiver or relinquishment for the future of any such term or provision, and the same shall continue in full force and effect.

17.5.    Renewals and Modifications by the Parties. No renewal or modification of the Agreement shall be made valid unless made in writing and signed on behalf of both of the respective parties or by duly authorized agents thereof.

17.6.    Relationship. The relationship between the parties is as set out in the Agreement and no employment, joint venture, partnership or agency relationship shall be deemed to subsist between the parties and neither shall have the power to bind the other. This Agreement does not obligate the parties to enter into any further agreements or to proceed with any contemplated transaction.

17.7.    Assignability. The license granted hereunder is personal to Licensee and neither party may assign this Agreement to any third party without prior written consent from the other party (which consent shall not be unreasonably withheld, conditioned or delayed) except (a) to a controlled Affiliate, or (b) by Licensee in connection with a consolidation or merger, or the sale or transfer of all or substantially all of the assets, equity or beneficial interests of Licensee. This Agreement is binding on and inures to the benefit of the parties to this Agreement and their respective permitted successors and assigns. The assignor will give the other party written notice within thirty (30) days of any assignment described in the immediately preceding sentence.

17.8.    Governing Law. This Agreement shall be governed by and construed in accordance with the substantive law of California, and without regard to conflict of laws rules thereof. The Parties agree to comply with all applicable laws, rules and regulations in connection with their activities and obligations under this Agreement. Each of the Parties irrevocably consents to and submits to the exclusive jurisdiction and venue of the state and federal courts located in Los Angeles, California and waives any objection or defense based on lack of personal jurisdiction, improper venue, or forum non conveniens.

17.9.    Attorneys' Fees and Costs. The Parties agree that in the event of a dispute arising under or related in any way to this Agreement, the non-prevailing party shall pay the reasonable, actual, and documented costs and expenses of the prevailing party, including reasonable outside attorneys' fees, that may arise or accrue from enforcing this Agreement, obtaining an interpretation of any provision of this Agreement, or in pursuing any remedy provided by applicable law, whether such remedy is pursued or interpretation is sought by mediation, arbitration, the filing of a lawsuit, an appeal, and/or otherwise.

17.10.    Unique Services; No Exclusive Remedy. It is expressly understood and agreed that (a) the services to be performed by Artist and the rights and privileges granted to Licensee hereunder are special, unique, extraordinary and impossible of replacement, which gives them a peculiar value, the loss of which could not be reasonably or adequately compensated with monetary damages, and (b) Licensor's failure or refusal to perform its obligations hereunder may cause Licensee to suffer irreparable loss and damages. Accordingly, Licensor agrees that should Licensor or Artist fail or refuse to perform such services, the Company shall be entitled to seek injunctive or other equitable relief against Licensor to prevent the continuance of such failure or refusal, or to prevent Licensor or Artist from performing services for, or granting rights to others, in violation of this Agreement, without the requirement of posting any bond or furnishing other security. The rights of either party, and its respective successors, officers, directors and employees to seek injunctive relief shall be in addition to, and shall not be exclusive of, any other rights or remedies which may accrue to each party, and its respective successors, assigns, officers, directors and employees.

17.11.    Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

17.12.    Survival. Any sections and any other obligations under the provisions of this Agreement, which, by their term or implication, have a continuing effect, shall survive any expiration or termination of this Agreement.

17.13.    Entire Agreement. This Agreement contains the entire agreement between the parties in relation to the subject matter hereof and supersedes all pervious negotiations, representations, undertakings and agreements both written and oral made between the parties with respect to the subject matter hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal as of the Effective Date.

WHIPSHOTS, LLC (as "Licensee")	WASHPOPPIN, INC. (as "Licensor")

By: __/s/ Ross Sklar______________________	By: /s/ [REDACTED] p/k/a “Cardi B”
Name: _Ross Sklar_______________________	Name: [REDACTED] p/ka "Cardi B"_______
Title: __CEO____________________________	Title: _Authorized Signatory_______________

In order to induce Licensee to enter into this Agreement with Licensor, I agree to the execution and delivery of this Agreement by Licensor, and agree to render all the services herein provided to be rendered by me, to grant all the rights granted herein, and to be bound by and duly perform and observe each and all of the terms and conditions of this Agreement regarding performance or compliance on my part, as applicable to me, and to not intentionally take any action (or make any omission) that is inconsistent with , or that is otherwise intended to circumvent, any of Licensee’s rights, benefits and privileges, or the intent of the parties to this Agreement. All notices to Licensor shall be deemed notices to me with the same effect as if given to me. I certify that my services are rendered as an employee of Licensor, and I agree to look solely to Licensor for payment of compensation for my services and the discharge all other obligations of an employer, subject to the terms of the Agreement.

/s/ [REDACTED] p/k/a “Cardi B”

[REDACTED] p/k/a “Cardi B”

SCHEDULE A

1. Likeness. Likeness shall mean the following materials: Artist's professional name, nickname, initials, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights, including any portions thereof and other materials provided or approved by Licensor under this Agreement. For clarity, Licensee’s use and exploitation of the Likeness is subject to the terms of this Agreement including Licensor’s right to approve such use and exploitation.

2. Licensed Trademarks. Licensed Trademarks shall mean the registered trademarks set forth on Schedule A-1, as well as Licensor's approved tradenames, approved logos, and approved unregistered trademarks pertaining to the Artist.

3. Licensed Products. Except as otherwise approved in writing by Licensor, Licensed Products shall mean and be limited to: alcohol-infused whipped cream.

4. Distribution Channels. Distribution Channels shall mean: All channels of distribution now known or hereafter developed, including but not limited to brick & mortar locations, online and direct to consumer distribution channels.

5. Territory. Territory shall mean: Worldwide.

6. Term. This Agreement shall commence on the Effective Date and shall extend for an initial Term expiring on December 31, 2024, unless earlier terminated pursuant to the terms of this Agreement (the “Initial Term”). In the event the Royalty Payments exceed (or will exceed based on run rates and revenue projections) the Guaranteed Minimum Royalty during CP3 (as defined below), Licensee shall have the right to renew the Agreement for one (1) additional three (3) year period upon the terms and conditions applicable during CP3, including with respect to all financial terms (e.g., “net sales threshold”, royalty rate etc.); provided, (a) Licensee provides notice thereof to Licensor prior to the expiration of the Initial Term, (b) Licensee has paid all royalties due and owing to Licensor in accordance with the terms of this Agreement, and (c) in the event business or market conditions have changed, the parties agree to discuss in good faith whether any of the terms and conditions herein should be modified in connection with the Renewal Term. For purposes of this Agreement, the first contract period of the Initial Term shall be referred to as “CP1”; the second contract period of the Initial Term shall be referred to as “CP2”; and the third contract period of the Initial Term shall be referred to as “CP3”. CP1 shall commence on the Effective Date and end on December 31, 2022 and, thereafter, each “contract period” shall be a period of one (1) year.

7. Royalty Rate. Licensee shall pay Licensor the following royalty rate: 3.5% of Net Sales below the “net sales threshold” in the applicable contract period; 4.5% of Net Sales above the “net sales threshold” in the applicable contract period. For purposes of this Agreement, CP1 shall have a “net sales threshold” of Twenty Million Dollars ($20,000,000), CP2 shall have a “net sales threshold” of Forty Million Dollars ($40,000,000), and CP3 shall have a “net sales threshold” of Sixty Million Dollars ($60,000,000).

8. Guaranteed Minimum Royalty. Subject to Licensor’s satisfaction of its obligations under Schedule B, Licensee shall pay Licensor a “Guaranteed Minimum Royalty”, payable in quarterly installments (except as set forth below with respect to CP1), in each contract period as follows: (i) Five Hundred Fifty Thousand Dollars ($550,000) in CP1; (ii) One Million One Hundred Thousand Dollars ($1,100,000) in CP2; and (iii) One Million Six Hundred Fifty Thousand Dollars ($1,650,000) in CP3. The Guaranteed Minimum Royalty due to Licensor in connection with CP1 shall be satisfied by the payment of an advance.

9. Advance. In connection only with CP1, Licensee shall pay Licensor an advance in the amount of Five Hundred and Fifty Thousand Dollars ($550,000) payable as follows: (i) Two Hundred Fifty Thousand Dollars ($250,000) upon the Effective Date; and (ii) Three Hundred Thousand Dollars ($300,000) upon the later of commercial launch of the initial Licensed Product and Licensor’s completion of the first Service Day specified in Schedule B. For clarity, the advance shall satisfy Licensee’s obligation under Paragraph 8, above.

10. Commercial General Liability Insurance including general liability, contractual, and product liability with limits of at least $3,000,000.00 per occurrence.

11. Product Launch Date. The Product Launch Date for the Licensed Products (initially, the vodka-infused whipped cream) in limited markets within the United States is targeted to be in or around [REDACTED] (“Product Launch Date”). Other launches of the Licensed Products both within and outside the United States shall be at Licensee’s discretion and subject to market conditions.

Schedule A-1

Registered and Unregistered Trademarks

[REDACTED]

THE REDACTED SCHEDULE IS A DESCRIPTION OF CERTAIN FILED AND PENDING TRADEMARK REGISTRATIONS OF THE LICENSOR THAT THE LICENSOR HAS LICENSED ON A NON-EXCLUSIVE BASIS TO THE LICENSEE IN CONNECTION WITH THE LICENSED PRODUCTS

SCHEDULE B

1.	General. Licensor shall cause Artist to use reasonable efforts to promote the Licensed Products as and where appropriate to do so, using reasonable discretion.

[REDACTED]

THE REMAINER OF THE REDACTED SCHEDULE IS A DESCRIPTION OF CERTAIN SERVICES AND SET MINIMUMS FOR MEDIA/SOCIAL MEDIA LEVELS OF THE ARTIST.

2.	Service Days. [REDACTED]

3.	Creative Meetings. [REDACTED]

4.	Interviews. [REDACTED]

5.	Social Media Posts. [REDACTED]

6.	Additional Content. [REDACTED]

7.	Glam Fee/Travel Expenses. [REDACTED]